Mail Stop 7010

      August 2, 2005

John Bush
President and Chief Executive Officer
PerfectData Corporation
825 Third Avenue, 32nd Floor
New York, New York 10022


      Re:	PerfectData Corporation
		PRE 14A filed July 20, 2005
      File No. 000-12817

Dear Mr. Bush:

		We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A filed July 20, 2005

Audit Committee Report, page 7
1. The audit committee report should be signed by the members of the audit committee. See Item 306(b) of Regulation S-B.

Proposal 4, page 22
2. Given that you are proposing to increase the number of authorized shares of common stock in order to provide common shares upon conversion of the preferred shares that were issued in the merger with Sona, you should include the information required by Item 14 of
Schedule 14A with regard to the merger between PerfectData and Sona.
See also Note A to Schedule 14A. In this regard, we note that in the merger transaction, Sona shareholders were to receive 80% of the issued and outstanding common shares of PerfectData on a fully diluted basis but PerfectData did not have a sufficient number of common shares authorized, so convertible preferred shares were issued instead.
3. We note that you are increasing the number of authorized shares to
90,000,000 and that after conversion of the outstanding preferred shares you will have approximately 34,000,000 common shares outstanding. In addition, we note your statement that the increase in authorized shares will allow you to issue additional shares in connection with possible acquisitions. Tell us whether you are in the process of making an acquisition. Please note that to the extent you are authorizing shares to be issued in a pending acquisition, you must include information regarding that acquisition.

Miscellaneous, page 31
Reports and Financial Statements, page 31
4. Information may be incorporated by reference only to the extent specifically permitted by the items in Schedule 14A. See Note D to
Schedule 14A. As it appears you must include the information required by Item 14, including financial statements, please provide us with an analysis as to why you believe you may incorporate by reference or revise accordingly.

Form 8-K/A filed July 5, 2005
Item 9.01  Financial Statements of Sona Mobile
5. Considering your financial condition and results of operations, tell us what consideration you and your auditor gave to your ability to continue as a going concern, and how this may have impacted reporting requirements.

Closing Comment

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751 or in her absence, Chris Edwards, Special Counsel, at (202)
551-
3742, or me at (202) 551-3760 with any questions.


      Sincerely,



      Pamela A. Long
      Assistant Director



cc:  	Joel Goldschmidt
	Morse Zelnick Rose & Lander, LLP
      405 Park Avenue, Suite 1401
      New York, New York 10022
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Mr. John Bush
PerfectData Corporation
August 2, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE